ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77D

     At a regular meeting held September 24-26, 2008, the Board of Trustees for the Registrant voted to approve the change of the distribution schedule of the Retirement Distribution Fund and the Retirement Rising Distribution Fund from monthly to quarterly effective August 1, 2008.